
03029567

MANDARIN ORIENTAL INTERNATIONAL LIMITED

interim report 2003

Mandarin Oriental Hotel Group is an international hotel investment and management group operating 23 deluxe and first class hotels and resorts worldwide including five under development in New York, Washington D.C., Hong Kong, Tokyo and Boston. The Group has equity interests in most of its properties and net assets of approximately US$900 million at 30th June 2003. Mandarin Oriental now operates 6,600 rooms in eleven countries with nine hotels in Asia, six in The Americas and three in Europe.

The parent company, Mandarin Oriental International Limited, is incorporated in Bermuda, and has its primary share listing in London. It has further listings in Singapore and Bermuda and has a sponsored American Depositary Receipt programme. Mandarin Oriental Hotel Group International Limited, which operates from Hong Kong, manages the activities of the Group's hotels. Mandarin Oriental is a member of the Jardine Matheson Group.

Mandarin Oriental's aim is to be recognized as one of the top global luxury hotel groups, providing exceptional customer satisfaction in each of its hotels. This will be achieved through a strategy of investing in facilities and people, while maximizing profitability and long-term shareholder value. The Group regularly receives recognition and awards for outstanding service and quality management. The growth strategy of the Group is to progress towards operating 10,000 rooms in major business centres and key leisure destinations around the world.



Jardines

highlights

MANDARIN ORIENTAL INTERNATIONAL LIMITED

- Travel in Asia badly affected by SARS
- European and US markets slowed by economic uncertainties
- Hotel developments in New York and Washington D.C. on schedule
- Group to manage new luxury hotel in Boston

RESULTS

Prepared in accordance with IFRS (unaudited) Six months ended 30th June			Prepared in accordance with IFRS as modified by revaluation of leasehold properties (unaudited) Six months ended 30th June	
2002 US$m	**2003 US$m**		**2003 US$m**	2002 US$m
272	**243**	Combined total revenue of hotels under management	**243**	272
29	**8**	Profit before interest and tax	**8**	30
12	**(7)**	Net (loss)/profit	**(6)**	12
US¢	**US¢**		**US¢**	US¢
1.38	**(0.79)**	(Loss)/Earnings per share	**(0.75)**	1.43
–	**–**	Interim dividend per share	**–**	–

The Group's financial statements are prepared under International Financial Reporting Standards ('IFRS') which do not permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties in addition to the IFRS financial statements. The figures included in the Chairman's Statement are based on this supplementary financial information unless otherwise stated.

OVERVIEW

Mandarin Oriental's results suffered badly from the unprecedented low occupancy levels in Asia from late March onwards. While the year had begun well, there was a significant reduction in travel to Asia, particularly Hong Kong and Singapore, in response to the outbreaks of SARS in the region. In the United States and Europe travel patterns were disrupted by the hostilities in Iraq and overall economic uncertainties. The Group responded by reducing costs, both at the hotel and corporate levels, and by deferring capital expenditure.

PERFORMANCE

Consolidated profit before interest and tax for the first six months of 2003 was US$8 million, compared with US$30 million in the same period last year which included a US$5 million write-back of development costs. The current result includes a business interruption insurance initial payment of US$2.5 million received in connection to losses suffered at the two Hong Kong hotels due to the outbreak of SARS. It is too early to assess the final outcome of claims under this insurance.

Despite an increase in borrowings to fund the Group's hotels under development, the net financing charges for the period at US$14 million were unchanged from last year. The net loss for the period was US$6 million compared with a net profit of US$12 million in the first half of 2002.

Loss per share was US¢0.75 compared with a profit of US¢1.43 per share in the first six months of last year. No interim dividend has been declared. Net debt was 49% of shareholders' funds, compared with 46% at the year-end. Assuming conversion of the convertible bonds, net debt would be 38% of shareholders' funds.

GROUP REVIEW

The hotel market in Hong Kong suffered from the collapse in visitor arrivals, and occupancy in the first six months at Mandarin Oriental, Hong Kong was 39% compared with 68% in the same period last year. At The Excelsior, occupancy rates fell from 82% to 49%. Despite the poor conditions, average room rates remained relatively stable. The drop in occupancy also adversely affected Food & Beverage revenues, already impacted by the reduction in local patronage. Lower results at the Group's hotel in Manila also reflected the general disruption in travel patterns.

In London, Mandarin Oriental Hyde Park performed well against its competitors, and while the poor market led to a fall in overall occupancy from 69% to 65% for the period the hotel is now seeing an improvement. The Group's hotel in Munich also maintained its competitive position with satisfactory results. In the United States, The Mark, New York experienced lower occupancy and average room rates consistent with the local market.

Some of the Group's associate and managed hotels also suffered a significant decrease in occupancy levels due to SARS, particularly in Singapore and Bangkok. In Geneva, the hotel's performance declined in line with the overall market. In the United States, occupancy levels were generally down, except in Miami where Mandarin Oriental achieved higher occupancy and rate levels.

DEVELOPMENTS

The Group's development strategy remains on track with Mandarin Oriental, New York on schedule to open in late 2003 and Mandarin Oriental, Washington D.C. in spring 2004. Since March this year, the Group has announced that it will manage a new 168-room luxury hotel in Boston, due to open in 2006. Design and construction work continue on a new 118-room deluxe hotel in Hong Kong, due to open in 2005, as well as on a 171-room hotel in Tokyo, due to open in 2006. The Group will manage and provide luxury services and facilities to the condominiums adjacent to its new hotels in New York and Boston.

OUTLOOK

Occupancy levels in Asia have started to recover, and in Europe and the United States there is an improving sentiment among travellers. Nevertheless, the overall economic environment remains uncertain making it difficult to predict the timing and extent of any sustained recovery for the Group. The results in the second half may, however, benefit from further SARS related business interruption insurance.

Simon Keswick
Chairman
29th July 2003

consolidated profit and loss account

Prepared in accordance with IFRS					Prepared in accordance with IFRS as modified by revaluation of leasehold properties*		
Year ended 31st December	(unaudited) Six months ended 30th June				(unaudited) Six months ended 30th June		Year ended 31st December
2002 US$m	2002 US$m	**2003 US$m**	*Note*		**2003 US$m**	2002 US$m	2002 US$m
233.7	111.8	**90.6**	*2*	Revenue	**90.6**	111.8	233.7
(140.5)	(67.6)	**(64.3)**		Cost of sales	**(64.2)**	(67.4)	(140.1)
93.2	44.2	**26.3**		Gross profit	**26.4**	44.4	93.6
(16.8)	(8.0)	**(7.5)**		Selling and distribution costs	**(7.5)**	(8.0)	(16.8)
(36.3)	(15.4)	**(15.0)**		Administration expenses	**(14.9)**	(15.4)	(36.3)
40.1	20.8	**3.8**	*3*	Operating profit	**4.0**	21.0	40.5
14.4	8.6	**4.0**	*4*	Share of operating results of associates and joint ventures	**4.1**	8.8	14.8
54.5	29.4	**7.8**		Profit before interest and tax	**8.1**	29.8	55.3
(28.9)	(14.2)	**(14.2)**		Net financing charges	**(14.2)**	(14.2)	(28.9)
25.6	15.2	**(6.4)**		(Loss)/Profit before tax	**(6.1)**	15.6	26.4
(7.2)	(3.4)	**(0.5)**	*5*	Tax	**(0.5)**	(3.4)	(7.2)
18.4	11.8	**(6.9)**		(Loss)/Profit after tax	**(6.6)**	12.2	19.2
0.1	–	**0.2**		Minority interests	**0.2**	–	0.1
18.5	11.8	**(6.7)**		**Net (loss)/profit**	**(6.4)**	12.2	19.3

US¢	US¢	**US¢**			**US¢**	US¢	US¢
			6	**(Loss)/Earnings per share**			
2.17	1.38	**(0.79)**		– basic	**(0.75)**	1.43	2.27
2.17	1.38	**(0.79)**		– diluted	**(0.75)**	1.43	2.27

* The basis of preparation of this supplementary financial information is set out in note 1.

consolidated balance sheet

Prepared in accordance with IFRS					Prepared in accordance with IFRS as modified by revaluation of leasehold properties*		
At 31st December	(unaudited) At 30th June				(unaudited) At 30th June		At 31st December
2002 US$m	2002 US$m	**2003 US$m**	Note		**2003 US$m**	2002 US$m	2002 US$m
				Net operating assets			
22.0	22.6	**21.4**	-	Goodwill	**21.4**	22.6	22.0
548.1	529.5	**586.0**	7	Tangible assets	**1,085.5**	1,029.2	1,046.9
187.6	187.5	**187.4**		Leasehold land payments	**–**	–	–
278.1	246.8	**271.7**		Associates and joint ventures	**290.6**	265.8	297.0
26.3	24.7	**27.7**		Other investments	**27.7**	24.7	26.3
14.0	13.8	**13.6**		Pension assets	**13.6**	13.8	14.0
3.7	2.9	**3.7**		Deferred tax assets	**3.7**	2.9	3.7
1,079.8	1,027.8	**1,111.5**		Non-current assets	**1,442.5**	1,359.0	1,409.9
2.4	2.9	**2.3**		Stocks	**2.3**	2.9	2.4
36.8	32.7	**32.9**		Debtors and prepayments	**32.9**	32.7	36.8
65.9	75.2	**61.2**		Cash at bank	**61.2**	75.2	65.9
105.1	110.8	**96.4**		Current assets	**96.4**	110.8	105.1
(53.0)	(38.6)	**(46.7)**		Creditors and accruals	**(46.7)**	(38.6)	(53.0)
(8.0)	(5.6)	**(4.9)**	8	Borrowings	**(4.9)**	(5.6)	(8.0)
(6.5)	(4.8)	**(4.8)**		Current tax liabilities	**(4.8)**	(4.8)	(6.5)
(67.5)	(49.0)	**(56.4)**		Current liabilities	**(56.4)**	(49.0)	(67.5)
37.6	61.8	**40.0**		Net current assets	**40.0**	61.8	37.6
(483.0)	(468.3)	**(515.7)**	8	Long-term borrowings	**(515.7)**	(468.3)	(483.0)
(11.6)	(10.9)	**(12.1)**		Deferred tax liabilities	**(14.8)**	(14.1)	(14.3)
(0.8)	(0.7)	**(0.8)**		Pension liabilities	**(0.8)**	(0.7)	(0.8)
(5.4)	(5.1)	**(5.8)**		Other non-current liabilities	**(5.8)**	(5.1)	(5.4)
616.6	604.6	**617.1**			**945.4**	932.6	944.0
				Capital employed			
42.6	42.6	**42.6**		Share capital	**42.6**	42.6	42.6
88.7	88.7	**88.7**		Share premium	**88.7**	88.7	88.7
474.4	461.9	**474.8**		Revenue and other reserves	**800.7**	788.0	799.7
605.7	593.2	**606.1**		Shareholders' funds	**932.0**	919.3	931.0
10.9	11.4	**11.0**		Minority interests	**13.4**	13.3	13.0
616.6	604.6	**617.1**			**945.4**	932.6	944.0

No interim valuations of the Group's properties have been undertaken. Stated values at 30th June 2003 and 2002 reflect the values at the previous 31st December.

* The basis of preparation of this supplementary financial information is set out in note 1.

consolidated statement of changes in shareholders' funds

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties*		
Year ended 31st December	(unaudited) Six months ended 30th June			(unaudited) Six months ended 30th June		Year ended 31st December
2002	2002	**2003**		**2003**	2002	2002
US$m	US$m	**US$m**		**US$m**	US$m	US$m
565.3	565.3	**605.7**	At beginning of period	**931.0**	890.0	890.0
			Net exchange translation differences			
22.4	16.1	**7.4**	– amount arising in period	**7.7**	17.1	22.2
0.5	–	**0.3**	Fair value gains on financial assets	**0.3**	–	0.5
			Cash flow hedges			
(1.0)	–	**(0.6)**	– fair value losses	**(0.6)**	–	(1.0)
21.9	16.1	**7.1**	Net gains not recognized in consolidated profit and loss account	**7.4**	17.1	21.7
18.5	11.8	**(6.7)**	Net (loss)/profit	**(6.4)**	12.2	19.3
605.7	593.2	**606.1**	At end of period	**932.0**	919.3	931.0

* The basis of preparation of this supplementary financial information is set out in note 1.

consolidated cash flow statement

Prepared in accordance with IFRS					Prepared in accordance with IFRS as modified by revaluation of leasehold properties*		
Year ended 31st December	(unaudited) Six months ended 30th June				(unaudited) Six months ended 30th June		Year ended 31st December
2002 US$m	2002 US$m	**2003 US$m**	*Note*		**2003 US$m**	2002 US$m	2002 US$m
				Operating activities			
40.1	20.8	**3.8**		Operating profit	**4.0**	21.0	40.5
15.3	7.6	**8.0**		Depreciation	**8.0**	7.6	15.3
0.4	0.2	**0.2**		Amortization of leasehold land payments	–	–	–
1.3	0.8	**0.6**		Amortization of goodwill	**0.6**	0.8	1.3
(5.0)	(4.8)	**0.3**		Non-cash items	**0.3**	(4.8)	(5.0)
2.8	0.8	**(5.8)**		(Increase)/Decrease in working capital	**(5.8)**	0.8	2.8
1.0	0.4	**0.3**		Interest received	**0.3**	0.4	1.0
(24.5)	(12.1)	**(11.6)**		Interest and other financing charges paid	**(11.6)**	(12.1)	(24.5)
(3.1)	(1.4)	**(1.7)**		Tax paid	**(1.7)**	(1.4)	(3.1)
28.3	12.3	**(5.9)**			**(5.9)**	12.3	28.3
5.2	3.2	**3.0**		Dividends from associates and joint ventures	**3.0**	3.2	5.2
33.5	15.5	**(2.9)**		Cash flows from operating activities	**(2.9)**	15.5	33.5
				Investing activities			
(62.5)	(34.2)	**(35.4)**		Purchase of tangible assets	**(35.4)**	(34.2)	(62.5)
29.4	10.3	**3.6**	*10*	Tax increment financing	**3.6**	10.3	29.4
(47.8)	(15.6)	**(0.6)**		Investments in and loans to associates and joint ventures	**(0.6)**	(15.6)	(47.8)
4.0	1.3	**6.5**		Repayment of loan to associates and joint ventures	**6.5**	1.3	4.0
2.1	–	–		Sale proceeds on disposal of tangible assets	–	–	2.1
(0.3)	–	–		Leasehold land premium payments	–	–	(0.3)
(0.5)	(0.3)	–		Purchase of other investments	–	(0.3)	(0.5)
(0.5)	(0.5)	–		Purchase of minority interests	–	(0.5)	(0.5)
(76.1)	(39.0)	**(25.9)**		Cash flows from investing activities	**(25.9)**	(39.0)	(76.1)
				Financing activities			
32.6	14.7	**27.5**		Drawdown of borrowings	**27.5**	14.7	32.6
(8.7)	(0.3)	**(3.6)**		Repayment of borrowings	**(3.6)**	(0.3)	(8.7)
5.0	4.7	–		Capital contribution from minority interests	–	4.7	5.0
28.9	19.1	**23.9**		Cash flows from financing activities	**23.9**	19.1	28.9
0.9	0.7	**0.2**		Effect of exchange rate changes	**0.2**	0.7	0.9
(12.8)	(3.7)	**(4.7)**		Net decrease in cash and cash equivalents	**(4.7)**	(3.7)	(12.8)
78.6	78.6	**65.8**		Cash and cash equivalents at beginning of period	**65.8**	78.6	78.6
65.8	74.9	**61.1**		Cash and cash equivalents at end of period	**61.1**	74.9	65.8

* The basis of preparation of this supplementary financial information is set out in note 1.

1 ACCOUNTING POLICIES AND BASIS OF PREPARATION

The unaudited interim condensed financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting.

There have been no changes to the accounting policies described in the 2002 annual financial statements. As in 2002, the Group is required to account for leasehold land at amortized cost in order to comply with IFRS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 4 to 7 prepared in accordance with IFRS as modified by the revaluation of leasehold properties.

The Directors continue to review the appropriateness of the Group's accounting policies and disclosures in the light of developments in IFRS.

2 REVENUE

	Prepared in accordance with IFRS Six months ended 30th June	
	2003 US$m	2002 US$m
By geographical area		
– Hong Kong & Macau	**39.4**	59.1
– Southeast Asia	**11.7**	13.8
– Europe	**25.4**	23.1
– The Americas	**14.1**	15.8
	90.6	111.8

3 OPERATING PROFIT

	2003 US$m	2002 US$m
By geographical area		
– Hong Kong & Macau	**0.1**	8.6
– Southeast Asia	**0.3**	2.2
– Europe	**3.0**	3.9
– The Americas	**0.4**	6.1
	3.8	20.8
The following items have been credited in arriving at operating profit:		
Insurance proceeds	**2.5**	–
Release of provision relating to development costs of Mandarin Oriental, Washington D.C.	**–**	4.8

4 SHARE OF OPERATING RESULTS OF ASSOCIATES AND JOINT VENTURES

	Prepared in accordance with IFRS Six months ended 30th June	
	2003	2002
	US$m	US$m
By geographical area		
– Hong Kong & Macau	**0.8**	1.3
– Southeast Asia	**2.5**	5.3
– Europe	**0.3**	1.2
– The Americas	**0.4**	0.8
	4.0	8.6

5 TAX

	2003	2002
Company and subsidiaries	–	2.5
Associates and joint ventures	**0.5**	0.9
	0.5	3.4

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates. No United Kingdom tax charge has been provided (2002: tax charge of US$5,000).

6 (LOSS)/EARNINGS PER SHARE

Basic earnings per share are calculated on the net loss of US$6.7 million (2002: net profit of US$11.8 million) and on the weighted average number of 851.5 million (2002: 851.5 million) shares in issue during the period. The weighted average number excludes the Company's shares held by the Trustee under the Company's Senior Executive Share Incentive Schemes.

Diluted earnings per share are calculated on the weighted average number of shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the period. The convertible bonds are anti-dilutive and therefore are ignored in calculating diluted earnings per share.

	Ordinary shares in millions	
	2003	2002
Weighted average number of shares in issue	**851.5**	851.5
Adjustment for shares deemed to be issued for no consideration	–	0.1
Weighted average number of shares for diluted earnings per share	**851.5**	851.6

7 TANGIBLE ASSETS AND CAPITAL COMMITMENTS

	Prepared in accordance with IFRS		
	Six months ended 30th June		Year ended 31st December
	2003 US$m	2002 US$m	2002 US$m
Opening net book value	**548.1**	491.7	491.7
Translation differences	**10.9**	16.8	27.9
Additions	**35.0**	28.6	45.9
Disposals	**–**	–	(2.1)
Depreciation	**(8.0)**	(7.6)	(15.3)
Closing net book value	**586.0**	529.5	548.1

Tangible assets at 30th June 2003 include a property under development of US$62.4 million (2002: US$25.1 million), which is stated net of tax increment financing of US$33.0 million (2002: US$10.3 million) (refer note 10).

	At 30th June		At 31st December
	2003 US$m	2002 US$m	2002 US$m
Capital commitments	**83.9**	115.3	109.9

8 BORROWINGS

	Prepared in accordance with IFRS		
	At 30th June		At 31st December
	2003 US$m	2002 US$m	2002 US$m
Bank loans	**437.6**	392.4	408.7
6.75% convertible bonds	**73.4**	72.1	72.7
Finance lease	**7.9**	7.7	7.9
Tax increment financing (refer note 10)	**1.7**	1.7	1.7
	520.6	473.9	491.0
Current	**4.9**	5.6	8.0
Long-term	**515.7**	468.3	483.0
	520.6	473.9	491.0

9 DIVIDENDS

	Prepared in accordance with IFRS Six months ended 30th June	
	2003	2002
	US$m	US$m
No final dividend in respect of 2002 (2001: Nil)	**–**	–

No interim dividend in respect of 2003 is proposed (2002: Nil).

10 TAX INCREMENT FINANCING

	Prepared in accordance with IFRS		
	At 30th June		At 31st December
	2003	2002	2002
	US$m	US$m	US$m
Netted off against the net book value in respect of a property under development (refer note 7)	**33.0**	10.3	29.4
Loan (refer note 8)	**1.7**	1.7	1.7
	34.7	12.0	31.1

In relation to Mandarin Oriental, Washington D.C., a development agreement was entered into with the District of Columbia (the 'District') by one of the Group's subsidiaries, pursuant to which the District agreed to provide certain funds to the subsidiary out of the net proceeds obtained through the issuance and sale of certain tax increment financing bonds ('TIF Bonds') for the development and construction of a 400-room luxury hotel.

The District agreed to contribute to the subsidiary US$33.0 million through the issuance of TIF Bonds in addition to US$1.7 million issued in the form of a loan, bearing simple interest at an annual rate of 6.0%. The US$1.7 million loan plus all accrued interest will be due on the earlier of 10th April 2017 or the date of the consummation of the first sale of the hotel.

The receipt of the TIF Bonds of US$33.0 million (2002: US$10.3 million) has been treated as a government grant and netted off against the net book value in respect of the property under development (refer note 7). The loan of US$1.7 million (2002: US$1.7 million) is included in long-term borrowings (refer note 8).

mandarin oriental hotel group addresses

Mandarin Oriental Hotel Group
7/F, The Excelsior
281 Gloucester Road
Causeway Bay, Hong Kong
Telephone +852 2895 9288
Facsimile +852 2837 3500
www.mandarinoriental.com

ASIA-PACIFIC

The Oriental, Bangkok
48 Oriental Avenue
Bangkok 10500, Thailand
Telephone +66 (2) 659 9000
Facsimile +66 (2) 659 0000
E-mail: orbkk-reservations@mohg.com

Mandarin Oriental, Hong Kong
5 Connaught Road
Central, Hong Kong
Telephone +852 2522 0111
Facsimile +852 2810 6190
E-mail: mohkg-reservations@mohg.com

Mandarin Oriental, Jakarta
Jalan M H Thamrin
PO Box 3392
Jakarta 10310, Indonesia
Telephone +62 (21) 3983 8888
Facsimile +62 (21) 3983 8889
E-mail: mojkt-reservations@mohg.com

Mandarin Oriental, Kuala Lumpur
Kuala Lumpur City Centre
50088 Kuala Lumpur, Malaysia
Telephone +60 (3) 2380 8888
Facsimile +60 (3) 2380 8833
E-mail: mokul-reservations@mohg.com

Mandarin Oriental, Macau
956-1110 Avenida da Amizade
PO Box 3016, Macau
Telephone + 853 567 888
Facsimile +853 594 589
E-mail: momfm-reservations@mohg.com

Mandarin Oriental, Manila
Makati Avenue, Makati City 1226
Metro Manila, Philippines
Telephone +63 (2) 750 8888
Facsimile +63 (2) 815 0555
E-mail: momnl-reservations@mohg.com

The Oriental, Singapore
5 Raffles Avenue, Marina Square
Singapore 039797
Telephone +65 6338 0066
Facsimile +65 6339 9537
E-mail: orsin-reservations@mohg.com

Hotel Majapahit, Mandarin Oriental, Surabaya
65 Jalan Tunjungan, Surabaya
Indonesia 60275
Telephone +62 (31) 545 4333
Facsimile +62 (31) 545 9003
E-mail: mosub-reservations@mohg.com

The Excelsior, Hong Kong
281 Gloucester Road
Causeway Bay, Hong Kong
Telephone +852 2894 8888
Facsimile +852 2895 6459
E-mail: exhkg-reservations@mohg.com

The Landmark Mandarin Oriental, Hong Kong (2005)

Mandarin Oriental, Tokyo (2006)

EUROPE

Mandarin Oriental Hotel du Rhône, Geneva
Quai Turrettini 1
1201 Geneva, Switzerland
Telephone +41 (22) 909 0000
Facsimile +41 (22) 909 0010
E-mail: mogva-reservations@mohg.com

Mandarin Oriental Hyde Park, London
66 Knightsbridge, London
SW1X 7LA
United Kingdom
Telephone +44 (20) 7235 2000
Facsimile +44 (20) 7235 2001
E-mail: molon-reservations@mohg.com

Mandarin Oriental, Munich
Neuturmstrasse 1
80331 Munich, Germany
Telephone +49 (89) 290 980
Facsimile +49 (89) 222 539
E-mail: momuc-reservations@mohg.com

THE AMERICAS

Elbow Beach, Bermuda
60 South Shore Road, Paget Parish
Bermuda PG 04

Turnberry Isle Resort & Club, Florida
19999 West Country Club Drive
Aventura, Florida 33180-2401, USA
Telephone +1 (305) 932 6200
Facsimile +1 (305) 933 6560
E-mail: tifla-reservations@mohg.com

Kahala Mandarin Oriental, Hawaii
5000 Kahala Avenue, Honolulu
Hawaii 96816-5498, USA
Telephone +1 (808) 739 8888
Facsimile +1 (808) 739 8800
E-mail: mohnl-reservations@mohg.com

Mandarin Oriental, Miami
500 Brickell Key Drive, Miami
Florida 33131, USA
Telephone +1 (305) 913 8288
Facsimile +1 (305) 913 8300
E-mail: momia-reservations@mohg.com

The Mark, New York
Madison Avenue at East 77th Street
New York, NY 10021, USA
Telephone +1 (212) 744 4300
Facsimile +1 (212) 744 2749
E-mail: tmnyc-reservations@mohg.com

Mandarin Oriental, San Francisco
222 Sansome Street, San Francisco
CA 94104-2792, USA
Telephone +1 (415) 276 9888
Facsimile +1 (415) 433 0289
E-mail: mosfo-reservations@mohg.com

Mandarin Oriental, New York (Late 2003)
80 Columbus Circle
New York, NY 10019, USA

(Pre-opening Office)
1775 Broadway, Suite 310, New York
NY 10019, USA
Telephone +1 (212) 399 3938
Facsimile +1 (212) 399 7189
E-mail: monyc-enquiries@mohg.com

Mandarin Oriental, Washington D.C. (Spring 2004)
1330 Maryland Avenue, SW
Washington, D.C. 20024, USA
Telephone +1 (202) 554 8588
Facsimile +1 (202) 554 8999
E-mail: plescoe@mohg.com

Mandarin Oriental, Boston (Spring 2006)

Designed by Sedgwick Richardson


MANDARIN ORIENTAL
THE HOTEL GROUP SM

Mandarin Oriental International Limited

Jardine House, Hamilton, Bermuda



Full Text Announcement

Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Doc re. Interim Report 2003
Released	09:10 21 Aug 2003
Number	9097O

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

MANDARIN ORIENTAL INTERNATIONAL LIMITED

INTERIM REPORT 2003

Mandarin Oriental International Limited announces that its Interim Report for the six months ended 30th June 2003 has been posted to shareholders today, Thursday, 21st August 2003, and is available on the Company's website at www.mandarinoriental.com.

A copy of the above report has also been submitted to the UK Listing Authority (the "UKLA"), and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7676 1000

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Mandarin Oriental International Limited

21st August 2003

www.mandarinoriental.com

END

